UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                Lear Corporation
                                (Name of Issuer)

                          Common Stock, Par Value $.01
                         (Title of Class of Securities)

                                    521865105
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 9, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

Item 1. Security and Issuer

      The Schedule 13D filed with the Securities and Exchange Commission on October 17, 2006 (the "Initial 13D"), by the Reporting Persons with respect to the shares of Common Stock, $.01 par value (the "Shares"), issued by Lear Corporation (the "Issuer"), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 4. Purpose of Transaction

Item 4 of the Initial 13D is hereby amended by the addition of the following:

      On November 7, 2006, the Reporting Persons received telephonic notice from the Federal Trade Commission of the early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, relating to the proposed purchase of Shares by the Reporting Persons. The Transaction closed, and Vincent J. Intrieri, a principal of the Reporting Persons, joined the Issuer's board of directors, on November 9, 2006. In connection with the foregoing, Mr. Intrieri entered into an agreement with the Issuer, a copy of which is filed herewith as Exhibit 1 and incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

      The information set forth above in Item 4 is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

The following documents are being filed as exhibits to this statement and are incorporated herein by reference:

1. Letter Agreement dated November 9, 2006, between Vincent J. Intrieri and Lear Corporation.

                                    SIGNATURE

      After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 9, 2006

HIGH RIVER LIMITED PARTNERSHIP
         By: Hopper Investments LLC, general partner
         By: Barberry Corp., sole member

         By: /s/ Edward Mattner
             ------------------
         Name: Edward Mattner
         Title: Authorized Signatory

HOPPER INVESTMENTS LLC
         By: Barberry Corp., sole member

         By: /s/ Edward Mattner
             ------------------
         Name: Edward Mattner
         Title: Authorized Signatory

KOALA HOLDING LLC

         By: /s/ Edward Mattner
             ------------------
         Name: Edward Mattner
         Title: Authorized Signatory

BARBERRY CORP.

         By: /s/ Edward Mattner
             ------------------
         Name: Edward Mattner
         Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND LP

         By: /s/ Edward E. Mattner
             ---------------------
         Name: Edward E. Mattner
         Title: Authorized Signatory

ICAHN OFFSHORE LP

         By: /s/ Edward E. Mattner
             ---------------------
         Name: Edward E. Mattner
         Title: Authorized Signatory

CCI OFFSHORE CORP.

         By: /s/ Keith Meister
             -----------------
         Name: Keith Meister
         Title: Vice President

ICAHN PARTNERS LP

         By: /s/ Edward E. Mattner
             ---------------------
         Name: Edward E. Mattner
         Title: Authorized Signatory

ICAHN ONSHORE LP

         By: /s/ Edward E. Mattner
             ---------------------
         Name: Edward E. Mattner
         Title: Authorized Signatory

CCI ONSHORE CORP.

         By: /s/ Keith Meister
             -----------------
         Name: Keith Meister
         Title: Vice President

/s/ Carl C. Icahn
-----------------
CARL C. ICAHN

        [Signature Page of Amendment No. 1 to Schedule 13D - Lear Corp.]

EXHIBIT 1

                                                                November 9, 2006

Lear Corporation
21557 Telegraph Road
Southfield, Michigan 48034

Ladies and Gentlemen:

      Reference is made to the Stock Purchase Agreement dated as of October 17, 2006 among Lear Corporation (the "Company"), Icahn Partners LP, Icahn Partners Master Fund LP and Koala Holding LLC (the "Stock Purchase Agreement"). Capitalized terms used but not defined herein shall have the meanings assigned to them in the Stock Purchase Agreement.

      The undersigned hereby agrees that, in the event the Buyers and their affiliates at any time cease to collectively Beneficially Own at least 5% of the Company's outstanding shares of Common Stock (including as Beneficially Owned, for purposes of this letter, the Exposure Shares), he will tender his resignation as a director of the Company no later than the Company's next annual meeting of shareholders.

                                                    /s/ Vincent Intrieri
                                                    --------------------
                                                    Vincent Intrieri